SOUTHLAKE CAPITAL, LLC
Statement of Cash Flows
For the Year Ended March 31, 2016

Cash flows from operating activities:	
Net loss	$ (6,358)
Adjustments to reconcile net loss to net cash used in operating activities:	-
Net cash used in operating activities	(6,358)
Cash flows from financing activities:	
Distribution to member	(1,100)
Net decrease in cash	(7,458)
Cash at beginning of year	13,598
Cash at end of year	$ 6,140

Supplemental Disclosures of Cash Flow Information

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.